Laura M. Medina (720) 566-4022 lmedina@cooley.com	VIA EDGAR AND FACSIMILE
January 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 3030
Washington, D.C. 20549
Attn: Peggy Fisher

RE:	Replidyne, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed January 23, 2009 (File No. 333-155887)
Dear Ms. Fisher:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting one copy of certain selected pages (the “Selected Pages”) of the Registration Statement on Form S-4, File No. 333-155887 (the “Registration Statement”), marked to show changes made to these Selected Pages from the corresponding pages set forth in Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2009.
The Selected Pages are being provided in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 23, 2009 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Selected Pages. We intend to file a full copy of Amendment No. 3 to the Registration Statement, including the Selected Pages, promptly following the completion of the Staff’s review of this letter and the Selected Pages.
Material U.S. Federal Income Tax Consequences of the Merger, page 74
1.	Comment: We note the second full paragraph on page 75 and the assumptions in the tax opinions that “the amounts paid to Company stockholders who perfect dissenters rights and the value of any warrants for Parent stock deemed to be transferred in exchange for Company stock will not, in combination, cause the merger to fail the requirement of Section 368(a)(2)(E) relating to the acquisition of control of Company in exchange for voting stock of Parent.” We also note that it is a condition to the consummation of the merger that counsel for each party render a tax opinion to their clients to the effect that the merger will so qualify. Expand to state whether the condition can be waived and, if so, whether the parties will waive the condition. Also state that, in the event that the opinions cannot be rendered by counsel and the transaction will not qualify as a reorganization, shareholders will be resolicited and provided with updated
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Securities and Exchange Commission
January 26, 2009
Page Two
information regarding the material federal income tax consequences to them as a result of the merger.
Response: We have revised the disclosure in response to the Staff’s comment. Please see page 75 of the Selected Pages.
Please do not hesitate to contact me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,

/s/ Laura Medina

Laura M. Medina, Esq.

LMM:cl

cc:	Brian Cascio, Securities and Exchange Commission
Jong Hwang, Securities and Exchange Commission
Joseph McCann, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward Kronish llp
Robert K. Ranum, Esq., Fredrikson & Byron, P.A.
Alexander Rosenstein, Esq., Fredrikson & Byron, P.A.
David L. Martin, Cardiovascular Systems, Inc.
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CSI financial information, a description of the method used by CSI to determine the fair value of the shares, copies of the applicable provisions of the MBCA and a description of the procedures to be followed by the dissenting stockholder to demand supplemental payment. Under the MBCA, the fair value of the shares is the value of the shares immediately before the effective date of the merger.

If a dissenting stockholder believes that the amount remitted by CSI was less than the fair value of the shares plus interest, the stockholder, within 30 days after CSI mails the remittance, may give written notice to CSI of the stockholder’s estimate of the fair value plus interest and demand payment of the difference. Within 60 days of receiving such notice, CSI will either pay the amount demanded by the dissenting stockholder or file a petition with the Minnesota district court requesting that the court determine the fair value of the CSI shares. The fair value of CSI shares determined by the court will be binding on all stockholders. You should be aware that the fair value of your shares as determined by the court could be more than, the same as or less than the value that you are entitled to receive under the terms of the merger agreement. The costs and expenses of such court proceeding will be assessed against CSI, except that the court may assess part or all of those costs and expenses against a dissenting stockholder whose action in demanding a supplemental payment is found to be arbitrary, vexatious or not in good faith.

Failure to follow the steps required by the MBCA to dissent may result in the loss of dissenters’ rights. In view of the complexity of the MBCA, stockholders who may wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to CSI stockholders upon an exchange of their CSI capital stock for Replidyne common stock and cash in lieu of fractional shares of Replidyne common stock. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Replidyne, CSI, or the stockholders of CSI, as described in this summary. This summary is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. No ruling has been or will be requested from the IRS in connection with the merger. The discussion below does not address the following: the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws; the tax consequences of transactions effectuated before, after, or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which CSI shares are acquired or Replidyne shares are disposed of; the tax consequences to holders of options issued by CSI that are assumed, replaced, exercised, or converted, as the case may be, in connection with the merger; the tax consequences of the receipt of Replidyne shares other than in exchange for CSI shares; or the tax consequences for holders of CSI preferred stock of their conversion of CSI preferred stock, their receipt of warrants issued by CSI, or their receipt of warrants issued by Replidyne in the merger.

No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders of CSI capital stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;

•	foreign persons or entities;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

•	partnerships or limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

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•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

Accordingly, holders of CSI capital stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under U.S. federal non-income tax laws and state, local, and foreign tax laws.

It is a condition to the consummation of the transaction that each of Fredrikson & Byron, P.A., outside counsel to CSI, and Cooley Godward Kronish LLP, outside counsel to Replidyne, render a tax opinion to their respective clients to the effect that the merger will qualify as a reorganization pursuant to Section 368(a) of the Code. The tax opinion of Fredrikson & Byron, P.A., and the tax opinion of Cooley Godward Kronish LLP, discussed in this section are each conditioned upon certain assumptions stated in their respective tax opinions and certain customary representations being delivered by CSI, Responder Merger Sub, Inc., and Replidyne. Whether counsel to CSI and counsel to Replidyne can render such opinions also depends on certain facts that cannot be known on the date hereof including, in particular, the percentage of CSI capital stock held by CSI stockholders, if any, who properly perfect dissenters’ rights and the value of the Replidyne stock and warrants issued to CSI stockholders pursuant to the merger. If the percentage of CSI capital stock exchanged for cash due to the exercise of dissenters’ rights is sufficiently high, and depending on certain other factors, the merger would not qualify as a reorganization and counsel would be unable to render such tax opinions. Pursuant to the terms of the merger agreement, the condition that Replidyne and CSI receive such tax opinions may be waived by the applicable party. If counsel to CSI or counsel to Replidyne is unable to render such a tax opinion and the merger will not qualify as a reorganization pursuant to Section 368(a) of the Code, Replidyne and CSI each currently anticipate that they would waive the condition that such a tax opinion be delivered. In the event of such a waiver, CSI will resolicit the consent of its stockholders and provide them with updated information regarding the material federal income tax consequences to them as a result of the merger.

In addition, stockholders of CSI should be aware that as the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court. In addition, if any of the representations or assumptions upon which the closing tax opinions of Fredrikson & Byron, P.A., and Cooley Godward Kronish LLP are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code, the following material U.S. federal income tax consequences will result:

•	Replidyne, Responder Merger Sub, Inc., CSI and the Replidyne stockholders will not recognize any gain or loss solely as a result of the merger;

•	CSI stockholders will not recognize any gain or loss upon receipt of solely Replidyne common stock in exchange for their CSI capital stock, other than with respect to cash received in lieu of fractional shares of Replidyne common stock;

•	the aggregate tax basis of the shares of Replidyne common stock received by a CSI stockholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of CSI capital stock surrendered in exchange therefor;

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•	the holding period of the shares of Replidyne common stock received by a CSI stockholder in the merger (including any fractional share deemed received as described below) will include the holding period of the shares of CSI capital stock surrendered in exchange therefor; and

•	generally, cash payments received by CSI stockholders in lieu of fractional shares of Replidyne common stock will be treated as if such fractional shares were issued in the merger and then redeemed by Replidyne for cash resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis in the fractional share and the amount of cash received. The gain or loss recognized by stockholders will be a capital gain and will be long term capital gain if the stockholder’s holding period for his, her, or its CSI capital stock is more than one year.

CSI stockholders that owned at least one percent (by vote or value) of the total outstanding stock of CSI or CSI stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s CSI capital stock and the fair market value of such stock.

For purposes of the above discussion of the bases and holding periods for shares of CSI capital stock and Replidyne common stock, stockholders who acquired different blocks of CSI capital stock at different times for different prices must calculate their basis, gains and losses, and holding periods separately for each identifiable block of such stock exchanged, converted, canceled or received in the merger.

The above discussion does not apply to CSI stockholders who properly perfect dissenters’ rights. Generally, a CSI stockholder who perfects dissenters’ rights with respect to such stockholder’s shares of CSI capital stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Certain noncorporate CSI stockholders may be subject to backup withholding, at a rate of 28%, on cash received pursuant to the merger. Backup withholding will not apply, however, to a CSI stockholder who (i) furnishes a correct taxpayer identification number and certifies that the CSI stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (iii) is otherwise exempt from backup withholding. If a CSI stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the CSI stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the CSI stockholder’s U.S. federal income tax liability, provided that the CSI stockholder timely furnishes the required information to the IRS.

Anticipated Accounting Treatment

The merger will be treated as an acquisition of the net assets of Replidyne in accordance with U.S. generally accepted accounting principles, or GAAP. For accounting purposes, CSI is considered to be acquiring the net assets of Replidyne in this transaction. Therefore, in accordance with GAAP, the aggregate consideration paid in connection with the merger will be allocated to Replidyne’s tangible and intangible assets and liabilities based on their fair market values. These allocations will be based upon management’s estimates and an evaluation of the fair value of assets and liabilities acquired.

Effects on CSI’s Exchange Act Registration

On October 28, 2008, CSI filed a registration statement on Form 10 with the SEC to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, or the Exchange Act, due to CSI exceeding 500 record holders of its common stock as of June 30, 2008. This registration statement became effective on December 29, 2008, at which time CSI became subject to the reporting requirements of the Exchange Act. Upon completion of the merger, registration of CSI common stock under the Exchange Act will be terminated, and CSI will be relieved of its

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